NanoAntibiotics, Inc.

9511 Collins Avenue., Suite 807

Surfside, Florida 33154

October 31, 2013

VIA EDGAR AND FACSIMILE

Attention: Jay Ingram, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Tel: (202) 551-3397

Fax: (703) 813-6963

RE:	NanoAntibiotics, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 15, 2013 File No. 333-190635

Dear Mr. Ingram:

We are providing the Company’s responses to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated October 24, 2013 regarding the Company’s Amendment No. 2 to its Registration Statement on Form S-1 as filed with the Commission on September 26, 2013 (the “Registration Statement”). The Company’s responses to the Commission’s letter, provided below, are in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Description of Business, page 26

COMMENT 1:	We note your revisions in response to comment four of our letter dated October 2, 2013. We note in particular your disclosure regarding the total U.S. sales amount for each of the three major branded antibiotics in 2011. It is unclear how this disclosure is relevant to your business at this stage of your development. Please delete this disclosure or tell us why you believe such disclosure is appropriate.
RESPONSE:	In response to the Commission’s comment, we have deleted the referenced disclosure in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

SEC

October 31, 2013

COMMENT 2:	We note that certain of the sources that you cite in this section are from 2005 and 2009. Given the date of these sources, please advise us why you believe that these sources continue to remain reliable.
RESPONSE:	We believe that these sources continue to remain reliable after verifying such disclosure with Ashok Kumar, PhD, Beverly MA, a microbiologist and published author on the subject. Dr. Kumar has confirmed with us immediately prior to the date of this response letter that the discussion on the antibiotic topics and subtopics covered in Amendment No. 3 are well-establish facts and remain current, and that the review article cited (Nikaido 2009) summarizes these established facts. Although this information has been known for a long time, the scientific community has not been able to develop effective drugs for the many drug resistant bacteria that are increasing in scope. A selection of relevant publications of Dr. Kumar is set forth below:
•	Kumar, A. Grimes, B., Logan, M., Wedgwood, S., Williamson, H. and Hayward, R.S. (1995) A hybrid sigma subunit directs RNA polymerase to a hybrid promoter in Escherichia coli. J. Mol. Biol. 246, 563-571.
•	Kumar, A., Williamson, H., Fujita, N., Ishihama, A. and Hayward, R.S. (1995) A partially functional 245 amino acid internal deletion derivative of Escherichia coli sigma-70. J. Bacteriology. 177, 5193-5196.
•	Kumar, A., Grimes, B., Fujita, N., Makino, K., Hayward, R. S. and Ishihama, A., (1994) The role of the sigma 70 subunit of Escherichia coli RNA polymerase in transcription activation. J. Mol. Biol. 235, 405-413.
•	Kumar, A., Malloch, R.A., Fujita, N., Smillie, D.A., Ishihama, A. and Hayward, R.S. (1993). The minus 35 recognition region of Escherichia coli sigma 70 is inessential for initiation of transcription at an "extended minus 10" promoter. J. Mol. Biol. 232, 406-418.
•	Oliver, J., Kumar, A. and Hayward, R.S. (1992) Hypersymmetry in a transcriptional terminator of Escherichia coli confers increased efficiency as well as bidirectionality. The EMBO Journal 11, 1957-1964.

SEC

October 31, 2013

COMMENT 3:	You state herein and elsewhere that on October 3, 2013, Kard and Mr. Menon assigned all of their rights, formulations, and all studies and data related to efflux pump antibiotics to the Company. Please tell us how you have accounted for this transaction. The guidance in SAB Topic 5:G may apply.

RESPONSE: According to ASC 845-10-S99, transfers of non-monetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the entity’s initial public offering should be recorded at the transferors' historical cost basis determined under GAAP.  As such, the cost basis carried on Kard’s books and records was zero.  Therefore, the accounting principles in ASC 845-10-S99 were followed and the Company recorded the rights at its historical cost basis, which was at the historical cost basis of zero. Although the transfer was at $1, this amount was determined by the Company to be de-minimus and immaterial. The Company has revised its disclosure in the MD&A section of Amendment No. 3 and under the heading “Non-Monetary Transaction” in Note 1 to the financial statements in Amendment No. 3 to disclose this in response to the Commission’s comment.

COMMENT 4:	You disclose on page 29 that S&T is paid on an hourly basis for their work and that thus far you have incurred $9,600 in costs by S&T for the months of July through September 30, 2013. Please disclose whether you have actually paid the $9,600 and the nature of the consideration, i.e., cash, stock, etc.
RESPONSE:	The Company has revised its disclosure in Amendment No. 3 to state that it actually paid the $9,600 in cash to S&T.
COMMENT 5:	Please clarify whether the payments for either or both of the Kard assignment and the S&T costs would be included in the $250,000 cash you have allocated for “lab studies” through December 31, 2013 as stated on page 24.
RESPONSE:	The Company has revised its disclosure in Amendment No. 3 to clarify that both the de-minimus assignment payment and the S&T costs are included in the $250,000 cash we have allocated for “lab studies” through December 31, 2013.

We trust this response satisfactorily responds to your request. Should you require further information, please contact Matthew Ogurick, Esq. of K&L Gates LLP at (305) 539-3352.

Sincerely,

/s/ Elliot Ehrlich

Elliot Ehrlich

Chief Executive Officer

cc:   Matthew Ogurick, Esq., K&L Gates LLP